UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           Schedule 13D

              Under the Securities Exchange Act of 1934

                    Silver Key Mining Company, Inc.
                         (Name of Issuer)

                    Common Stock, $0.001 par value
                    (Title of Class of Securities)

                             82773R 20 2
                           (CUSIP Number)

                            Ian Markofsky
                       Deluxe Investment Company
                2700 West Cypress Creek Road, Suite 103-C
                        Fort Lauderdale, FL 33309

         (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                            October 21, 2002
         (Date of Event Which Requires the Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. |_|

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 82773 R 20 2               13D

-----------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
       Deluxe Investment Company
       65-0664211
-----------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [_]
                                                               (b) [_]
-----------------------------------------------------------------------------
 3     SEC USE ONLY
-----------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)  WC
-----------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]
-----------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION       Florida
-----------------------------------------------------------------------------

NUMBER OF           7  SOLE VOTING POWER           -0-
SHARES             ----------------------------------------------
BENEFICIALLY        8  SHARED VOTING POWER       500,000
OWNED BY           ----------------------------------------------
EACH                9  SOLE DISPOSITIVE POWER      -0-
REPORTING          ----------------------------------------------
PERSONAL           10  SHARED DISPOSITIVE POWER  500,000
WITH

-----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares of Common Stock
-----------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
-----------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  13.7%
-----------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (See Instructions)  CO
-----------------------------------------------------------------------------

CUSIP NO. 82773 R 20 2               13D

-----------------------------------------------------------------------------
 1     NAMES OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).
       Ian Markofsky
-----------------------------------------------------------------------------
 2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                               (a) [_]
                                                               (b) [_]
-----------------------------------------------------------------------------
 3     SEC USE ONLY
-----------------------------------------------------------------------------
 4     SOURCE OF FUNDS (See Instructions)  AF
-----------------------------------------------------------------------------
 5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e) [_]
-----------------------------------------------------------------------------
 6     CITIZENSHIP OR PLACE OF ORGANIZATION       Florida
-----------------------------------------------------------------------------

NUMBER OF           7  SOLE VOTING POWER           -0-
SHARES             ----------------------------------------------
BENEFICIALLY        8  SHARED VOTING POWER       500,000
OWNED BY           ----------------------------------------------
EACH                9  SOLE DISPOSITIVE POWER      -0-
REPORTING          ----------------------------------------------
PERSONAL           10  SHARED DISPOSITIVE POWER  500,000
WITH

-----------------------------------------------------------------------------
 11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 shares of Common Stock
-----------------------------------------------------------------------------
 12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [_] (See Instructions)
-----------------------------------------------------------------------------
 13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)  13.7%
-----------------------------------------------------------------------------
 14    TYPE OF REPORTING PERSON (See Instructions)  IN
-----------------------------------------------------------------------------

CUSIP NO. 82773R 20 2                 13D

Explanatory Note

         Deluxe Investment Company, a Florida corporation ("Deluxe Investment") and Ian Markofsky ("Markofsky") (Deluxe Investment and Markofsky are sometimes referred to herein as the "Reporting Persons") hereby make this single joint filing statement on Schedule 13D to report the beneficial ownership of shares of common stock ("Common Stock") of Silver Key Mining Company, Inc., a Nevada corporation (the "Issuer"). As described in this
Schedule 13D, Markofsky is joining Deluxe Investment in filing this Schedule 13D because, as the sole shareholder of Deluxe Investment, Markofsky may be deemed to indirectly beneficially own the shares of Common Stock that are directly beneficially owned by Deluxe Investment. The filing of this
Schedule 13D shall not be deemed to be an admission that any Reporting Person is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this
Schedule 13D.

Item 1.  Security and Issuer

         The class of equity securities to which this Statement relates is the common stock, $0.001 par value per share (the "Common Stock"), of Silver Key Mining Company, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 56 W. 400 Street, Suite 220, Salt Lake City, UT 84101.

Item 2.  Identity and Background

  (a)(f) This Statement is being filed jointly by Deluxe Investment Company ("Deluxe Investment"), a Florida corporation, and Ian Markofsky, a citizen of the United States.

  (b) The principal business and principal office address of both Deluxe Investment and Markofsky is 2700 West Cypress Creek Road, Suite 103-C, Ft. Lauderdale, FL 33309.

  (c) The principal business of Deluxe Investment is as an investment fund. Markofsky is a director, President and sole shareholder of Deluxe Investment.

  (d)-(e)During the last five (5) years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         As of October 21, 2002, Deluxe Investment acquired 500,000 shares of Common Stock of the Issuer for $500, using its working capital. The shares were issued to the Reporting Persons, for par value, because the Reporting Persons were instrumental in arranging a merger for the Issuer and an investment in the Issuer by a third party.

Item 4.  Purpose of Transaction

         The 500,000 shares of Common Stock of the Issuer were acquired by the Reporting Persons for investment purposes. The shares will be held in escrow and released upon the satisfaction of certain conditions. See Item 6.

         Except as otherwise described herein, the Reporting Persons do not have any plans or proposals as of the date hereof which relate to or would result in (a) the acquisition by any person of additional securities of the Issuer or the disposition of any such securities, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of assets of Issuer or any of its subsidiaries, (d) any change in the present board of directors or management of Issuer, (e) any material change in the present capitalization or dividend policy of Issuer,
(f) any other material change in the Issuer's business or corporate structure, (g) any change in Issuer's charter or By-laws or other actions which may impede the acquisition of control of Issuer by any person, (h) causing a class of securities of Issuer to be delisted from any national securities exchange or to cease to be authorized to be quoted on an inter-dealer quotation systems of a registered national securities association, (i) causing a class of equity securities of Issuer to be eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or (j) any action similar to those enumerated in (a) through (i) above.

Item 5.  Interest in Securities of the Issuer

         (a) At the date of this Statement, the Reporting Persons own 500,000 shares of Common Stock of the Issuer. This represents approximately 13.7% of the Issuer's issued and outstanding shares of Common Stock as of October 23, 2002.

             Deluxe Investment directly beneficially owns all shares of Common Stock to which this Schedule 13D relates. Markofsky, as the sole shareholder of Deluxe Investment and for purposes of Rule 13d-3, may be deemed the beneficial owner of such shares of Common Stock owned by Deluxe Investment. Thus, Markofsky may be deemed, for purposes of Rule 13d-3, to have indirect beneficial ownership of the shares of Common Stock directly beneficially owned by Deluxe Investment.

         (b) Deluxe Investment, together with Markofsky, has the shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the shares of Common Stock reported as beneficially owned by it in Item 5(a).

         (c) No transactions in the shares were effected by the Reporting Persons during the past 60 days.

         (d) Not Applicable.

         (e) Not Applicable.


Item 6. Contract, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Effective as of October 22, 2002, Deluxe Investment entered into an Escrow Agreement with the Issuer and Escrow Agent and deposited the certificates for all of its shares of Common Stock of the Issuer with the Escrow Agent. Pursuant to the Escrow Agreement, Deluxe Investment has agreed to surrender all of such shares for cancellation to the Issuer for no additional consideration upon the occurrence of any Cancellation Condition (as defined in the Escrow Agreement). The Issuer is entitled to the shares upon the first to occur of the following: (a) an Issuer breach, (b) a breach by certain stockholders or (c) two years from the date of the Escrow Agreement if no Qualifying Financing (as defined in the Escrow Agreement) or Qualifying Acquisition (as defined in the Escrow Agreement) has been completed. If a Cancellation Condition does not occur, the shares will be released to Deluxe Investment. The foregoing summary is qualified in its entirety by the full text of the Escrow Agreement, which is attached as an Exhibit to this Statement and incorporated herein by reference.

         Except as described above and elsewhere in this Statement on
Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer to which Deluxe Investment or Markofsky is a party or is subject.


Item 7.  Material to be Filed as Exhibits

   Exhibit 1 Escrow Agreement dated as of October 22, 2002 by and among Silver Key Mining Company, Inc., Deluxe Investment Company and Boylan, Brown, Code, Vigdor & Wilson, LLP ("Escrow Agent")

   Exhibit 2 Joint Filing Agreement dated October 31, 2002 by and between Deluxe Investment Company and Ian Markofsky.


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, each of the Reporting Persons certify that the information set forth in this statement is true, complete and correct.

Date:   October 31, 2002             DELUXE INVESTMENT COMPANY

                                 By: /s/Ian Markofsky
                                    ----------------------------------------
                                        Name:  Ian Markofsky
    Title: President


Date:   October 31, 2002             /s/ Ian Markofsky
                                    ----------------------------------------
                                         Ian Markofsky




                                EXHIBIT 1

                       SILVER KEY MINING COMPANY, INC.
                            A Nevada Corporation

                               ESCROW AGREEMENT

     This Escrow Agreement is entered into effective as of the 22nd day of October, 2002 by and among Silver Key Mining Company, Inc., a Nevada corporation (the "Company"), Deluxe Investment Company , a Florida corporation (the "Stockholder") and Boylan, Brown, Code, Vigdor & Wilson LLP, as escrow agent ("Escrow Agent") for the intended benefit of Stanford Venture Capital Holdings, Inc. ("Stanford").

                                  WITNESSETH:

     WHEREAS, the Stockholder beneficially and of record owns, in the aggregate, 500,000 shares of the Company's common stock, par value $0.001 per share (the "Common Stock") and;

     WHEREAS, the Company has requested that Stanford contemporaneous with the execution and delivery hereof agree to purchase shares of the Company's Series A Preferred Stock subject to the terms and conditions of the Securities Purchase Agreement dated as of the date hereof and entered into by and between the Company, Stanford and the principal stockholders of the Company listed therein (the "Securities Purchase Agreement"); and

     WHEREAS, Stanford has required, as a condition to purchasing any securities of the Company, that the Stockholder deposit in escrow hereunder an aggregate of 500,000 shares of Common Stock of the Company registered in its name and from time to time any distributions thereon (collectively the "Escrow Shares") to be surrendered to the Company upon the occurrence of any "Cancellation Condition" as such term is defined in Section 1.2 herein; and

    WHEREAS, the Stockholder has determined that it will benefit from the purchase of securities of the Company by Stanford; and

     WHEREAS, the Stockholder agrees to surrender the Escrow Shares for cancellation to the Company for no additional consideration upon the occurrence of any Cancellation Condition.

     NOW, THEREFORE, the parties hereby agree as follows:


                             ARTICLE I
                           ESCROW SHARES

1.1   Transfer of Escrow.

     (a) The Stockholder has provided to Stanford copies of both sides of each certificate representing the Escrow Shares.

     (b) The Stockholder has contemporaneously with the execution of this Agreement endorsed certificates for an aggregate of 500,000 shares of Common Stock of the Company standing registered in its name and delivered them to the Escrow Agent, free and clear of all Liens, as hereinafter defined.

1.2 Agreement to Surrender Escrow Shares. In order to induce Stanford to purchase shares of the Company's Series A Preferred Stock on the First Closing Date, which the Stockholder agrees is a benefit to it, the Stockholder hereby agrees and covenants to surrender, transfer, assign and convey and deliver all of their right, title and interest in and to the Escrow Shares, free and clear of any and all liens, encumbrances, and security interests of any kind (collectively "Liens") to the Company if any of the following (individually a "Cancellation Condition") occur:

     (i) the Company shall not, prior to the second anniversary of the date hereof have either (x) completed a sale of equity securities of the Company to persons other than Stanford or its Affiliates for minimum net proceeds of $3 million, at a pre-money valuation of at least $25 million (a "Qualifying Financing"); or (y) completed through the substantial efforts of the Stockholder a purchase of an entity (other than Provider Acquisition LLC or another Affiliate of Stanford) with revenues during the immediately preceding fiscal year of at least $4 million (a "Qualifying Acquisition"). For purposes of this Agreement, "Affiliate" shall mean with respect to any individual, partnership, joint venture, limited liability company or any other entity, any of the following: (i) a director or executive officer (including any advisory director) of such individual, partnership, joint venture, limited liability company or other entity; (ii) a spouse, parent, sibling or descendant of any director or executive officer of such individual, partnership, joint venture, limited liability company or other entity) or any trust created for the sole benefit of such persons; and (iii) any other individual, partnership, joint venture, limited liability company or other entity that, directly or indirectly, controls or is controlled by or is under common control with such individual, partnership, joint venture, limited liability company or other entity. For the purposes of this definition and the correlative meanings, the terms "controlling", "controlled by" and "under common control with" shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such individual, partnership, joint venture, limited liability company or other entity, whether through the ownership of voting securities or by contract or agency or otherwise.

    (ii) the Company or its wholly owned subsidiary, Healthcare Quality Solutions, Inc., a Florida corporation, shall have breached a representation or warranty contained in the Securities Purchase Agreement or in the Agreement and Plan of Merger between Healthcare Quality Solutions, Inc., and Provider Acquisition, LLC, a Florida limited liability company, dated as of October 16, 2002 (a "Company Breach"); or

   (iii) the Stockholder shall have breached any of its representations or warranties contained herein, in the Securities Purchase Agreement or in the Merger Agreement (a "Stockholder Breach").

1.3 Representations and Warranties of the Stockholder. The Stockholder hereby represents and warrants to the Company and Stanford as follows:

     (a) Ownership of Shares. The Stockholder directly owns and will, until the time of surrender directly own all of the Escrow Shares, free and clear of all Liens.

     (b) Authority to Perform and Execute; Binding Nature. The Stockholder warrant that it has all requisite right, power and authority and full legal capacity to enter into this Agreement, and to carry out its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly executed and delivered and constitutes the legal, valid and binding obligations of the Stockholder enforceable against the Stockholder in accordance with its terms.

     (c)   No Conflict.   The execution, delivery and performance of  this
           Agreement do not and will not (i) conflict with or violate any applicable law or order applicable to the Stockholder, (ii) result in the creation of any Lien on the Escrow Shares (iii) result in any breach of, or constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument to which the Stockholder is a party, or by which any of its assets or properties may be bound.

     (d) Approvals. The execution, delivery and performance of this Agreement by the Stockholder does not and will not, require any approval from any governmental authority. The Stockholder shall use reasonable efforts to execute, deliver and perform each of their obligations under this Agreement, including without limitation, the sale, conveyance, assignment, transfer and delivery of the Escrow Shares to the Company pursuant to the terms of this Agreement.

     (e) Other Agreements. There are no existing options, warrants, calls, preemptive rights, rights of first refusal or offer, subscriptions or other rights, agreements, arrangements or commitments of any character, relating to the Escrow Shares and there are no outstanding contractual obligations to repurchase, redeem or otherwise acquire any of such securities (collectively, "Rights").

     (f) No Liens. The Escrow Shares are and shall remain free and clear of all Liens.

1.4   Disposition of Escrow Shares.

     (a) The Company shall be entitled to the Escrow Shares immediately upon the first to occur of the following:

           (1)   a Company Breach;

           (2)   a Stockholder Breach; or

           (3) the second anniversary hereof, if no Qualifying Financing or Qualifying Acquisition has been completed prior thereto.

     (b) The Stockholder shall be entitled to the Escrow Shares, in the event that no Company Breach or Stockholder Breach has occurred, upon the consummation of a Qualifying Financing or a Qualifying Acquisition.


                               ARTICLE II
                            ESCROW PROVISIONS

2.1 Appointment of Escrow Agent; Delivery by Stockholder of Stock Powers and Shares.

     (a) The Stockholder and Stanford do hereby appoint and designate as Escrow Agent Boylan, Brown, Cole, Vidgor & Wilson LLP for the sole purposes of serving as Escrow Agent under this Agreement. Escrow Agent hereby accepts such appointment and agrees to hold the certificates for the Escrow Shares, together with the stock powers delivered by the Stockholder in accordance with the terms of this Agreement.

     (b) In connection with such appointment, the Stockholder has delivered, contemporaneously with the execution of this Agreement, certificates for the Escrow Shares together with stock powers endorsed in blank by the Stockholder.

2.2   Procedures for Delivery of the Escrow Shares.

     (a) Escrow Agent shall hold the Escrow Shares and stock powers endorsed in blank subject to the terms and conditions of this
           Section 2.2.

     (b) If, after the execution of this Agreement, the Escrow Agent receives:

          (1) written notice from:

               (i) the  Stockholder, or

              (ii) Stanford or the Company, and such notice is identified as a "Request Notice" being delivered pursuant to Section
                   2.2 of this Agreement, advising the Escrow Agent of the occurrence of, or the failure to satisfy any of the Cancellation Conditions described in Section 1.2, above; or

          (2) conflicting or inconsistent instructions from the parties regarding the stock certificates held in escrow, then the Escrow Agent shall send (in the manner provided for notice hereunder) a copy of such notice to the Company, the Stockholder and Stanford (the "Sent Notice"). The Escrow Agent shall refrain from acting on any notice of instructions or demands in response to such a Sent Notice which is not executed by Stanford unless the Escrow Agent receives, within fifteen (15) days from the date the Escrow Agent furnishes the Sent Notice, a written consent from Stanford. If, within such fifteen (15) day period, the Escrow Agent does not receive a written consent from Stanford or the Escrow Agent receives a written objection to the instructions or demands contained in such notice by any of the Company, the Stockholder or Stanford, or there shall exist any dispute between Stanford and either the Company or the Stockholder with respect to the holding or disposition of the Escrow Shares, or any other obligations of Escrow Agent hereunder, or if at any time Escrow Agent is unable to determine, to Escrow Agent's sole satisfaction, the proper disposition of the Escrow Shares or Escrow Agent's proper actions with respect to its obligations hereunder, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

              (i) suspend the performance of any of its obligations under this
                  Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of the Escrow Agent, or

             (ii) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in Miami-Dade County, Florida, for instructions with respect to such dispute or uncertainty, and deposit into such court the Escrow Shares for holding and disposition in accordance with the instructions of such court.

           Escrow Agent shall not be required to exercise its own discretion with respect to any of its duties under this Agreement except for the discretion it may elect to exercise under this Section 2.2(b) or 2.4(a).

     (c) Escrow Agent shall have no liability to the Stockholder, Stanford, the Company, their respective shareholders, partners or members or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of any securities held by it hereunder or other items held hereunder or any delay in or with respect to any other action required or requested of Escrow Agent.

     (d) The Company shall give the Escrow Agent written notice of any stock split, reorganization, merger or similar event affecting the common stock of the Company and shall provide certificates for any securities issued to the Stockholder by the Company in respect of the Escrow Shares. Such notice shall be identified on its face as an "Explanatory Notice" and state that such joint notice is being given pursuant to Section 2.2(d) of this Agreement. Such notice shall also explain the effect of the stock split, reorganization or merger on the number of shares Escrow Shares held by the Escrow Agent. Simultaneously with the giving of such notice to the Escrow Agent (or thereafter as set forth in and as agreed to in such notice), the Stockholder and the Company shall forward to the Escrow Agent any additional or replacement stock certificates and stock powers endorsed in blank.

2.3   Rights, Duties, Liabilities and Immunities of Escrow Agent.

     (a) The Escrow Agent shall have no liability or obligation with respect to the Escrow Shares or any other items delivered to Escrow Agent hereunder except for Escrow Agent's willful misconduct or gross negligence. The Escrow Agent's sole responsibility shall be for the safekeeping, and disbursement of the Escrow Shares in accordance with the terms of this Agreement. The Escrow Agent shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. The Escrow Agent may rely upon any instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which the Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by the person or parties purporting to sign the same and to conform to the provisions of this Agreement. In no event shall the Escrow Agent be liable for incidental, indirect, special, consequential or punitive damages. The Escrow Agent shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Shares, any other items delivered to Escrow Agent hereunder, or this Agreement, or to appear in, prosecute or defend any such legal action or proceeding.

     (b) The Escrow Agent is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Shares and any other items delivered to Escrow Agent hereunder, without determination by the Escrow Agent of such court's jurisdiction in the matter. If any portion of the Escrow Shares or any other items delivered to Escrow Agent hereunder is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Escrow Agent is authorized, in its sole discretion, to rely upon and comply with any such order, writ, judgment or decree which is binding on Escrow Agent without the need for appeal or other action; and if the Escrow Agent complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated.

2.4   Disbursement Into Court.

     (a) If, at any time, there shall exist any dispute between the Stockholder, the Company, Stanford or any other party with respect to the holding or disposition of any portion of the Escrow Shares or any other items delivered to Escrow Agent hereunder or any other obligations of Escrow Agent hereunder, or if at any time Escrow Agent is unable to determine, to Escrow Agent's sole satisfaction, the proper disposition of any portion of the Escrow Shares or any other items delivered to Escrow Agent hereunder or Escrow Agent's proper actions with respect to its obligations hereunder, or if the Stockholder and Stanford have not within 30 days of the furnishing by Escrow Agent of a notice of resignation pursuant to Section 2.7 of this Agreement, appointed a successor Escrow Agent to act hereunder, then Escrow Agent may, in its sole discretion, take either or both of the following actions:

           (i) suspend the performance of any of its obligations under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of Escrow Agent or until a successor Escrow Agent shall have been appointed (as the case may be), and/or,

          (ii) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in Miami-Dade County, Florida, for instructions with respect to such dispute or uncertainty, and pay into such court all funds held by it and the Escrow Shares and all other items held by the Escrow Agent hereunder for holding and disposition in accordance with the instructions of such court.

     (b) Escrow Agent shall have no liability to the Stockholder, Stanford, the Company, their respective shareholders, partners or members or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may rise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Shares or other items held hereunder or any delay in or with respect to any other action required or requested of Escrow Agent.

2.5   Indemnification of the Escrow Agent.

     (a) From and at all times after the date of this Agreement, the Stockholder and the Company, jointly and severally, shall, to the fullest extent permitted by law and to the extent provided herein, indemnify and hold harmless the Escrow Agent and each director, officer, employee, attorney, agent and affiliate of the Escrow Agent (collectively, the "Indemnified Parties") against any and all actions, claims (whether or not valid), losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys' fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, whether threatened or initiated, asserting a claim for any legal or equitable remedy against any person under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the negotiation, preparation, execution, performance or failure of performance of this Agreement or any transactions contemplated herein, whether or not any such Indemnified Party is a party to any such action, proceeding, suit or the target of any such inquiry or investigation; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party. If any such action or claim shall be brought or asserted against any Indemnified Party, such Indemnified Party shall promptly notify the Stockholder and the Company in writing, and the Stockholder and the Company shall assume the defense thereof, including the employment of counsel and the payment of all expenses. Such Indemnified Party shall, in its sole discretion, have the right to employ separate counsel in any such action and to participate in the defense thereof, and the fees and expenses of such counsel shall be paid by such Indemnified Party unless (a) the Stockholder and the Company agree to pay such fees and expenses, (b) the Stockholder and the Company shall fail to assume the defense of such action or proceeding, or the named parties to any such action or proceeding (including any impleaded parties) include both Indemnified Party and the Stockholder or the Company, and Indemnified Party shall have been advised by counsel that there may be one or more legal defenses available to it which are different from or additional to those available to the Stockholder or the Company. All such fees and expenses payable by the Stockholder and the Company, jointly and severally, shall be paid from time to time as incurred by the Indemnified Parties. All of the foregoing losses, damages, costs and expenses of the Indemnified Parties shall be payable by the Stockholder and the Company, jointly and severally, upon demand by such Indemnified Party. The obligations of the Stockholder and the Company under this paragraph shall survive any termination of this Agreement and the resignation or removal of the Escrow Agent.

     (b) The Stockholder and the Company agree that neither the payment by the Stockholder or Stanford of any claim by Escrow Agent for indemnification hereunder shall impair, limit, modify, or affect, as between the Stockholder and the Company, the respective rights and obligations of the Stockholder, on the one hand, and the Company and Stanford on the other hand, under this Agreement.

2.6 Compensation. The Stockholder agrees that, prior to or contemporaneous with the Escrow Agent's execution of this Agreement and submission by the Escrow Agent of an invoice therefor, to pay the Escrow Agent the sum of $1,500 for all of its fees hereunder. EACH OF THE PARTIES ACKNOWLEDGES AND AGREES THAT THE ESCROW AGENT'S FEES SET FORTH ABOVE REPRESENTS COMPENSATION SOLELY FOR SERVING AS ESCROW AGENT PURSUANT TO THIS AGREEMENT AND DOES NOT RELATE IN ANY WAY TO FEES OR COSTS WHICH MAY BE OWED BY THE STOCKHOLDER OR THE COMPANY TO ESCROW AGENT, WHICH ARE NOT WAIVED OR MODIFIED BY THIS AGREEMENT. Except as otherwise provided for the initial payments in the first sentence of this subparagraph, such fees and reimbursements of expenses shall be paid directly to the Escrow Agent promptly upon receipt of periodic invoices therefor. In the event the Escrow Agent is required by the terms of this Agreement or otherwise deems it necessary or advisable in fulfillment of its responsibilities hereunder to take actions beyond those which are routinely performed by escrow agents under similar escrow agreements, the Company and the Stockholder will pay the Escrow Agent its reasonable fees for its services in such regard and will each reimburse the Escrow Agent its reasonable expenses incurred by the Escrow Agent in connection therewith, which shall include, but not be limited to, litigation fees and costs associated with fulfilling its duties under, or enforcing the provisions of, this Agreement. Such fees and reimbursements of expenses shall be paid directly to the Escrow Agent promptly upon receipt of invoices therefor. The obligations of the Company under this section shall survive any termination of this Agreement and the resignation or removal of Escrow Agent.

2.7   Resignation and Removal of Escrow Agent.

     (a) The Escrow Agent may resign upon thirty (30) days written notice the Company, the Stockholder and Stanford. In such event, the Company, the Stockholder and Stanford shall designate a successor escrow agent. If a successor escrow agent (hereinafter referred to as the ("Successor Escrow Agent") is not appointed within this thirty (30) day period, the Escrow Agent may petition the courts of record in Miami-Dade County, Florida, to name a Successor Escrow Agent. Any Successor Escrow Agent shall have the same rights and obligations under the Agreement as the Escrow Agent; provided, however, that any Successor Escrow Agent shall not be liable for any acts or omissions of the Escrow Agent or any prior Successor Escrow Agent.

     (b) The Escrow Agent may be removed as escrow agent hereunder by the Stockholder and Stanford by giving not less than thirty (30) days prior written notice thereof to the Escrow Agent, such notice to be identified on its face as a "Escrow Agent Removal Notice" and state that it is being given pursuant to Section 2.7, of this Agreement. Within this thirty (30) day period, the Stockholder and Stanford shall designate a Successor Escrow Agent.

     (c) As soon as practicable after its resignation, the Escrow Agent shall turn over to a successor Escrow Agent appointed by the Stockholder and Stanford the Escrow Shares, all executed stock powers and any other items held hereunder upon presentation of the document appointing the new Escrow Agent and its acceptance thereof, and the retiring Escrow Agent shall be discharged from its duties and obligations under this Agreement. After any retiring Escrow Agent's resignation, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was Escrow Agent under this Agreement. If no new Escrow Agent is so appointed within the 30-day period following such notice of resignation, the Escrow Agent may proceed in accordance with Section 2.4 of this Agreement and shall so notify the Stockholder and Stanford.

2.8 No Personal Liability. No stipulation, covenant, agreement or obligation (an "Obligation") contained in this Agreement will be deemed or construed to be an obligation of any present or future director, officer, employee or agent of the Escrow Agent, or any incorporator, director, officer, employee or agent of any successor to the Escrow Agent, in any persons individual capacity. No person in his/her individual capacity will be liable personally for any breach or observance of or for any failure to perform, fulfill or comply with any Obligation, nor will any recourse be had for any claim based upon any Obligation, or on any Obligation, against any person, in his/her individual capacity, either directly or through the Escrow Agent or any successor to the Escrow Agent, under any rule of law or equity, statute or constitution or by the enforcement of any assessment or penalty or otherwise, and all liability of any person in his/her individual capacity is expressly waived and released.

2.9 No Endorsement. By serving as Escrow Agent pursuant to this Agreement, Escrow Agent does not undertake to investigate the underlying transaction or otherwise attest to its propriety, legality, or quality.

2.10 Dividends, Other Distributions, and Voting Rights in respect of the Escrow Shares.

     (a) All cash dividends and other distributions received by the Escrow Agent in respect of Escrow Shares held hereunder (but not dividends or distributions in the form of securities) be held and furnished to the person ultimately entitled to the Escrow Shares.

     (b) The Stockholder covenants and agrees with Stanford and the Company to forthwith forward to the Escrow Agent any dividends or distributions that the Stockholder receive on the Escrow Shares that are in the form of securities, and the Escrow Agent shall hold and dispose of such dividends and distributions in the form of securities ratably with the Escrow Shares held by the Escrow Agent under this Escrow Agreement.

     (c) The Stockholder and Stanford agree that Stockholder shall have and retain the sole and exclusive rights to vote and to provide all consents in lieu of a vote in a meeting with respect to the Escrow Shares, prior to the earlier of the occurrence of a breach or default or alleged breach or default under this Agreement by the Stockholder, or until one or more of the Cancellation Conditions occur.

2.11 Boylan Brown LLP. The Stockholder and Stanford agree that Boylan Brown shall not be conflicted from representing Deluxe Investment Company or any of its affiliates as a result of its performance of duties as Escrow Agent.

                               ARTICLE III
                              MISCELLANEOUS

3.1 Waiver of Jury Trial. Each of the parties, by acceptance hereof, hereby irrevocably waives trial by jury in connection with any action or connection with this Agreement, and in connection with any claim, counterclaim, offset or defense arising in connection with such action or proceeding, whether arising under statute (including any federal or state constitution) or under the law of contract or otherwise and including, without limitation, any challenge to the legality, validity, binding effect or enforceability of this provision or this Agreement.

3.2 Notices. Any notices, requests, demands and other communications required or permitted to be given hereunder shall be in writing and will be deemed to have been duly given when personally delivered or facsimile transmitted, or three days after deposit in the United States mail, by certified mail, postage prepaid, return receipt requested, or one day after deposited with an overnight courier service, next day delivery guaranteed and fees paid by sender, as follows:

   If to the Stockholder to:

   Deluxe Investment Company.
   2700 West Cypress Creek Road
   Suite 103-C
   Fort Lauderdale, Florida  33309
   Attention:  Ian Markofsky
   Phone:  (212) 983-6900
   Fax:      (212) 983-9210


   If to Stanford, to:

   Stanford Venture Capital Holdings, Inc.
   Stanford Financial Group Building
   5050 Westheimer
   Houston, Texas  77056 USA
   Attention:  James Davis
   Phone:   (713) 964-5100
   Fax:       (713) 964-8340


   with a copy to:

   Stanford Venture Capital Holdings, Inc.
   Stanford Financial Group Building
   5050 Westheimer
   Houston, Texas  77056 USA
   Attention:  Mauricio Alvarado, General Counsel
   Phone: (713) 964-5100
   Fax:     (713) 964-8340

   If to the Company:

   Silver Key Mining Company, Inc.
   200 South Hoover Boulevard
   Building 205
   Tampa, Florida  33609
   Attention:  President
   Phone:  (813) 282-3303
   Fax:      (813) 282-8907


   with a copy to:

   Adorno & Yoss, P.A.
   2601 South Bayshore Drive
   Suite 1600
   Miami, Florida  33133
   Attention:  Seth P. Joseph, Esq.
   Phone:  (305) 860-7363
   Fax:      (305) 858-4777

   If to the Escrow Agent:

   Boylan, Brown, Code, Vigdor & Wilson LLP
   2400 Chase Square
   Rochester, New York   14604
   Attention :  Melissa Mahler
   Phone:  (585) 232-5300 X 260
   Fax:      (585) 238-9060


     or to such other addresses or facsimile numbers as either party hereto may from time to time give notice of (complying as to delivery with the terms of this paragraph) to the other. Notwithstanding anything to the contrary set forth herein, notices, requests, demands and other communications required or permitted to be given hereunder to the Escrow Agent shall be deemed to have been duly given only when actually received by Escrow Agent at the address set forth above in this
     Section 3.2.

3.3 Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto and supersedes all prior agreements, understandings, negotiations and discussions, both written and oral, between the parties hereto with respect to the subject matter hereof.

3.4 Benefits; Binding Effect; Assignment. This Agreement is for the benefit of and binding upon the parties hereto, their respective successors and, where applicable, assigns. None of the parties may assign this Agreement or any of its rights, interests or obligations hereunder without the prior approval of the other party.

3.5   Waiver.   No waiver of any of the provisions of this Agreement will be deemed to constitute or will constitute a waiver of any other provision hereof (whether or not similar), nor shall any such waiver constitute a continuing waiver unless otherwise expressly so provided.

3.6 Paragraph Headings; Section Headings. The paragraph and other headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of any provisions of this Agreement.

3.7 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which will be deemed to be one and the same instrument.

3.8 Litigation. The parties agree that, if any legal action is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, then, the successful or prevailing party or parties shall be entitled to recover reasonable attorney fees, paralegal fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or they may be entitled.

3.9 Survival of Covenants and Agreements. The representations, warranties and covenants of the Stockholder herein shall survive the execution of this Agreement. In the event of any breach of any representation or warranty, covenant or agreement the Stockholder will indemnify and hold the Company harmless from any losses or costs incurred by reason of his breach of the representation or warranty.

3.10 Best Efforts. Each of the Parties shall use their respective best efforts to consummate the transactions contemplated by this Agreement, subject to the terms and conditions set forth herein.

3.11 Further Assurances: Each Party agrees to cooperate fully with the other parties and to execute such further instruments, documents and agreements and to give such further written assurances, as may be reasonable requested by any other party, to better evidence and reflect the transactions described herein and contemplate hereby, and to carry into effect the intents and purposes of this Agreement.

3.12 Remedies Cumulative. No remedy made available by any of the provisions of this Agreement is intended to be exclusive of any other remedy, and each and every remedy is cumulative and is in addition to every other remedy given hereunder or now or hereafter existing at law or in equity.

3.13 Governing Law. This Agreement will be governed by and construed and enforced in accordance with the internal laws of the State of Florida. Exclusive jurisdiction and venue in any dispute hereunder shall be in the courts of competent jurisdiction in Miami-Dade County, Florida.

3.14 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statute or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the context requires otherwise.


      IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.


COMPANY:
SILVER KEY MINING COMPANY, INC.

By:  Bobbi Heywood
---------------------------------------

Name:  Bobbi Heywood
---------------------------------------

Title:  Secretary
---------------------------------------


STANFORD:
STANFORD VENTURE CAPITAL HOLDINGS, INC.

By:  James M. Davis
---------------------------------------

Name:  James M. Davis
---------------------------------------

Title:  President
---------------------------------------


ESCROW AGENT:
BOYLAN, BROWN, CODE, VIGDOR & WILSON LLP

By:  Alan S. Lockwood
----------------------------------------

Name:  Alan S. Lockwood
----------------------------------------

Title:  Partner
----------------------------------------

STOCKHOLDER:

DELUXE INVESTMENT COMPANY

By:  Ian Markofsky
----------------------------------------
Name:  Ian Markofsky
----------------------------------------

Title:
----------------------------------------




                                EXHIBIT 2

                         JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including any and all amendments thereto) with respect to the Common Stock, par value $0.001 per share, of Silver Key Mining Company, Inc., and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

     The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13D and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

     This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of October 30, 2002.

                                          DELUXE INVESTMENT COMPANY


                                           By: Ian Markofsky
                                              ------------------------------
                                              Ian Markofsky, President



                                               Ian Markofsky
                                              ------------------------------
                                              Ian Markofsky